EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
FOR THE PERIODS ENDED
(000’s, except ratios)

	Company		Predecessor
	Year ended December 31, 2002	Nine Months ended December 31, 2001	Three Months ended March 31, 2001	Years ended December 31,
				2000	1999	1998
Earnings:
Income before income taxes and extraordinary items	$48,204	$21,815	$6,201	$73,600	$74,666	$69,417
Add:
Fixed charges	56,573	46,045	3,692	15,315	14,514	13,355
Amortization of capitalized interest	572	429	143	572	572	572
Subtract:
Interest capitalized	—	(196)	—	(224)	(1,054)	(1,048)
Adjusted Earnings	$105,349	$68,093	$10,036	$89,263	$88,698	$82,296
Fixed Charges:
Interest expensed and capitalized	$50,955	$42,531	$3,292	$13,715	$12,972	$11,638
Interest portion of rentals	1,400	1,155	375	1,500	1,442	1,617
Amortization of capitalized debt expense	4,218	2,359	25	100	100	100
	$56,573	$46,045	$3,692	$15,315	$14,514	$13,355
Ratio of earnings to fixed charges	1.86	1.48	2.72	5.83	6.11	6.16